UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

PATRIOT NATIONAL BANCORP, INC.
(Exact name of registrant as specified in its charter)

Connecticut	06-1559137
(State of incorporation	(I.R.S. Employer
or organization)	Identification No.)

900 Bedford Street, Stamford, CT	06901
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered: None

Name of each exchange on which each class is to be registered: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following ___

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following _X_

Securities to be registered pursuant to Section 12(g) of the Act:

Share Purchase Rights
(Title of Class)

ITEM 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED.

On April 15, 2004 (the “Declaration Date”), the Board of Directors of Patriot National Bancorp, Inc. (the “Company”) authorized and declared a dividend distribution of one right (hereinafter referred to as a “Right”) for each outstanding share effective as of April 19, 2004, of Common Stock, par value $2.00 per share, of the Company (“Common Stock”). The distribution is payable to the Company’s shareholders of record at the close of business on April 29, 2004 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company 8.152 shares of the Company’s Common Stock at a price of $7.36 per share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and Registrar and Transfer Company, as Rights Agent (the “Rights Agent”).

Initially, the Rights will be attached to all Common Stock certificates representing the shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date (as defined herein) will occur upon the earlier of (i) the close of business on the tenth business day after the first date of a public announcement that a person or a group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”), other than as a result of repurchases of stock by the Company or certain inadvertent actions which are promptly remedied (in no event shall Angelo De Caro, Chairman of the Company, be considered an Acquiring Person); (ii) 10 business days (or such later date as the Board of Directors of the Company shall determine prior to any person becoming an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group (other than the Company) becoming an Acquiring Person; or (iii) the tenth business day (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person becomes an Acquiring Person) after the filing by any person or group (other than the Company) of a registration statement under the Securities Act of 1933, as amended, with respect to a contemplated exchange offer to acquire (when added to any shares to which such person is the beneficial owner immediately prior to such filing) beneficial ownership of 15% or more of the issued and outstanding shares of Common Stock (the earliest of such dates referred to herein as the “Distribution Date”). Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates; (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference; and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 19, 2014 (the “Expiration Date”), unless earlier redeemed or exchanged by the Company, as described below. As soon as practicable after the Distribution Date, Rights Certificates, in substantially the form of Exhibit A to the Rights Agreement, will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, such Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors of the Company, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

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The purchase price payable for each share of Common Stock upon exercise of the Right shall initially be $7.36, subject to adjustment from time to time to prevent dilution in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock.

In the event that, following the earlier of the Distribution Date and the Stock Acquisition Date, the Company (i) engages in a merger or other business combination in which the Company is not the surviving corporation; (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and any shares of the Company’s Common Stock are changed into or exchanged for other securities or assets; or (iii) 50% or more of the assets, cash flow or earning power of the Company and its subsidiaries (taken as a whole) are sold or transferred so that each holder of a Right (except as noted below) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of four times the exercise price of the Right.

At any time prior to the earlier of (i) close of business on the tenth business day after the Stock Acquisition Date (or such later date as the Board of Directors of the Company shall determine in accordance with the Rights Agreement) or (ii) the Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (payable in cash, shares of Common Stock or other consideration), appropriately adjusted to reflect any stock split, stock dividend, reclassification or similar transaction occurring after the date hereof (the “Redemption Price”). In the event the Board of Directors of the Company authorizes redemption of the Rights at or after any time a Person becomes an Acquiring Person, there must be Continuing Directors (as defined in the Rights Agreement) then in office and such authorizations shall require the concurrence of a majority of such Continuing Directors. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

Until a Right is exercised, the Rights holder will have no rights as a shareholder of the Company, including, but not limited to, the right to vote or to receive dividends.

The terms of the Rights Agreement may be amended by the Company and the Rights Agent prior to the Distribution Date and subject to the condition that no such supplement or amendment shall decrease the Redemption Price. After the Distribution Date and subject to the condition that no such supplement or amendment shall decrease the Redemption Price, the Company and the Rights Agent may supplement or amend the Rights Agreement in order to cure any ambiguity, to make changes which do not adversely affect the interest of the Rights holders, or to shorten or lengthen any period of time under the Rights Agreement. Notwithstanding the foregoing, no amendment shall be effective unless (i) made at such time as the Rights are not redeemable or (ii) approved by the concurrence of a majority of Continuing Directors, if there are Continuing Directors then in office and which do not adversely affect the Rights holders (except for amendments which cure ambiguity or correct or supplement any provision of the Rights Agreement).

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As of April 15, 2004, there were 2,428,307 shares of Common Stock of the Company issued and outstanding. As of April 15, 2004, there were options to purchase 110,000 shares of Common Stock and warrants to purchase 63,784 shares of common stock outstanding. Each share of Common Stock of the Company outstanding at the close of business on April 29, 2004 will receive one Right. So long as the Rights are attached to Common Stock, one additional Right shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the earliest of the redemption, exchange or expiration of the Rights, the Company may (i) issue Rights when it issues Common Stock pursuant to the exercise of employee stock options or under or to any employee plan, profit sharing trust or other arrangement outstanding, granted or awarded as of the Distribution Date, or upon the exercise, conversion or exchange of securities issued by the Company prior to such date, and (ii) in any other cases, if deemed necessary or appropriate by a majority of Continuing Directors, issue Right Certificates representing the appropriate number of Rights in connection with such issuance or sale.

The Rights may be deemed to have certain anti-takeover effects. Generally, the Rights may cause substantial dilution to a person or group that attempts to acquire the Company under circumstances not approved by the Board of Directors of the Company. The Rights, however, should not affect any prospective offeror willing to make an offer at a price that is fair and adequate and otherwise in the best interest of the Company and its shareholders. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors of the Company may, at its option, at any time until the time a person becomes an Acquiring Person redeem all but not less than all of the then outstanding Rights at the Redemption Price.

The Rights Agreement, dated as of April 19, 2004, between the Company and the Rights Agent which sets forth the terms of the Rights and includes, as Exhibits, the Form of Rights Certificate and the Form of Summary of Rights to Purchase Common Shares, is attached hereto as an Exhibit and incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

ITEM 2.   EXHIBITS.

4.   Rights Agreement, dated as of April 19, 2004, between Patriot National Bancorp, Inc. and Registrar and Transfer Company, as Rights Agent, including the Form of Rights Certificates as Exhibit A thereto and the Summary of Rights to Purchase Common Shares as Exhibit B thereto.

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: April 19, 2004	PATRIOT NATIONAL BANCORP, INC.

By /s/ Charles F. Howell

Its President

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EXHIBIT INDEX

Exhibit	Description

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Rights Agreement, dated as of April 19, 2004, between Patriot National Bancorp, Inc. and Registrar and Transfer Company, as Rights Agent, including the Form of Rights Certificates as Exhibit A thereto and the Summary of Rights to Purchase Common Shares as Exhibit B thereto.

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